                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
          For the fiscal year ended December 31, 1995.
                                    -----------------

                    OR

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES
          EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
          For the transition period from __________ to _________


           Commission file number     1-10890
                                  ---------------



              HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                            (Full title of the Plan)



                       HORACE MANN EDUCATORS CORPORATION

                1 Horace Mann Plaza, Springfield, Illinois 62715
              Registrant's telephone number, including area code:
                                (217) 789 - 2500
                 (Name, Address and Telephone Number of Issuer)

                              REQUIRED INFORMATION


Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 1995 and 1994 are presented on pages 3 through 16.

                             Financial Statements
                          and Supplemental Schedules

                           Horace Mann Supplemental
                          Retirement and Savings Plan

                    Years ended December 31, 1995 and 1994
                      with Report of Independent Auditors

                           Horace Mann Supplemental
                          Retirement and Savings Plan

                             Financial Statements
                          and Supplemental Schedules


                    Years ended December 31, 1995 and 1994



                                   CONTENTS


Report of Independent Auditors...................................   1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits.............   2
Statements of Changes in Net Assets Available for Plan Benefits..   3
Notes to Financial Statements....................................   4

Supplemental Schedules

Assets Held for Investment.......................................  10
Reportable Transactions (all other required schedules are
not applicable)..................................................  11

                       Report of Independent Auditors

Pension Committee and The Board of Directors
Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for plan benefits of Horace Mann Supplemental Retirement and Savings Plan ("Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


March 4, 1996
                                      /s/ ERNST & YOUNG LLP

              Horace Mann Supplemental Retirement and Savings Plan

              Statements of Net Assets Available for Plan Benefits

                                                                  December 31
                                                             1995           1994
                                                           ------------------------
ASSETS
 Group annuity contract with Horace Mann
  Life Insurance Company, at contract value                $38,700,668  $36,576,702

 Separate account with Horace Mann
 Life Insurance Company, at market value:
  Horace Mann Growth Fund (cost $12,469,629                 13,437,556    8,732,141
   in 1995, $9,768,913 in 1994)
  Horace Mann Balanced Fund (cost $9,368,362                10,202,604    7,527,305
   in 1995, cost $7,992,436 in 1994)
  Horace Mann Income Fund (cost $398,925                       400,245      278,606
   in 1995, $299,213 in 1994)
  Horace Mann Short-Term Investment Fund (cost $47,176          45,669       41,120
   in 1995, $42,234 in 1994)

 Horace Mann Educators Corporation Common
  Stock, at market value (cost $2,354,168 in 1995,
  $2,362,215 in 1994)                                        3,116,090    2,144,231
                                                           ------------------------
                                           Total assets     65,902,832   55,300,105
LIABILITIES
  Withdrawals payable to participants                          462,857      168,465
                                                           ------------------------
                 Net assets available for plan benefits    $65,439,975  $55,131,640
                                                           ========================


See accompanying notes to financial statements.

             Horace Mann Supplemental Retirement and Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1995 and 1994

                                                 TOTAL                        FIXED FUND                      GROWTH FUND
- --------------------------------------------------------------------------------------------------------------------------------
                                          1995           1994             1995           1994             1995           1994
- --------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
Investment Income:
    Net realized and unrealized
      appreciation (depreciation)
      of investments                  $ 4,423,734    $(1,945,559)     $         -    $         -      $ 2,022,104    $(1,005,760)
    Interest                            2,708,304      2,417,838        2,707,909      2,417,573
    Dividends                           1,872,428      1,544,843                -              -        1,079,706        933,869
                                      ------------------------------------------------------------------------------------------
                                        9,004,466      2,017,122        2,707,909      2,417,573        3,101,810        (71,891)

Contributions:
    Employer                            1,627,035      1,551,051          614,887        593,570          533,929        460,931
    Participants                        3,820,153      3,616,493        1,430,233      1,369,458        1,265,376      1,084,483
                                      ------------------------------------------------------------------------------------------
                  Total additions      14,451,654      7,184,666        4,753,029      4,380,601        4,901,115      1,473,523

DEDUCTIONS
Withdrawals by participants            (4,143,319)    (2,116,546)      (3,014,026)    (1,547,460)        (516,971)      (193,156)
Interfund transfers                             -              -           87,043       (775,673)         283,181        338,848
                                      ------------------------------------------------------------------------------------------
          Net increase (decrease)      10,308,335      5,068,120        1,826,046      2,057,468        4,667,325      1,619,215

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
Beginning of year                      55,131,640     50,063,520       36,478,594     34,421,126        8,731,347      7,112,132
                                      ------------------------------------------------------------------------------------------
End of year                           $65,439,975    $55,131,640      $38,304,640    $36,478,594      $13,398,672    $ 8,731,347
                                      ==========================================================================================

                                                                                           SHORT-TERM            HMEC COMMON
                                           BALANCED FUND            INCOME FUND         INVESTMENT FUND           STOCK FUND
- ----------------------------------------------------------------------------------------------------------------------------------
                                         1995         1994        1995       1994       1995       1994       1995         1994
- ----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS
Investment Income:
    Net realized and unrealized
      appreciation (depreciation)
      of investments                 $ 1,317,516   $ (671,633)  $ 21,813   $(22,879)  $   (108)  $  (109)  $1,062,409   $ (245,178)
    Interest                                                                                                      395          265
    Dividends                            728,181      574,480     22,560     16,277      2,565     1,477       39,416       18,740
                                     ---------------------------------------------------------------------------------------------
                                       2,045,697      (97,153)    44,373     (6,602)     2,457     1,368    1,102,220     (226,173)

Contributions:
    Employer                             325,423      341,776     15,341     16,738      5,655     3,862      131,800      134,174
    Participants                         764,576      798,462     34,468     38,565     13,771     9,761      311,729      315,764
                                     ---------------------------------------------------------------------------------------------
                  Total additions      3,135,696    1,043,085     94,182     48,701     21,883    14,991    1,545,749      223,765

DEDUCTIONS
Withdrawals by participants             (490,797)    (306,828)   (35,790)   (13,066)    (4,687)   (2,206)     (81,048)     (53,830)
Interfund transfers                       72,692     (118,407)    62,365    (66,647)   (12,689)   (8,574)    (492,592)     630,453
                                     ---------------------------------------------------------------------------------------------
          Net increase (decrease)      2,717,591      617,850    120,757    (31,012)     4,507     4,211      972,109      800,388


NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
Beginning of year                      7,465,102    6,847,252    278,606    309,618     41,118    36,907    2,136,873    1,336,485
                                     ---------------------------------------------------------------------------------------------
End of year                          $10,182,693   $7,465,102   $399,363   $278,606   $ 45,625   $41,118   $3,108,982   $2,136,873
                                     =============================================================================================


See accompanying notes to financial statements.

              Horace Mann Supplemental Retirement and Savings Plan

                         Notes to Financial Statements

                              December 31, 1995


1. General Plan Information

Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan ("the Plan") is sponsored by Horace Mann Service Corporation ("HMSC") which is a wholly owned subsidiary of Horace Mann Educators Corporation ("HMEC"; HMSC and HMEC collectively referred to as "the Company"). The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan Document or the employee Summary Plan Description entitled Your Horace Mann Benefits Program for additional information.

The Plan is a voluntary defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting

Participating employees may contribute up to 10% of eligible compensation, including salary, overtime, commissions and certain incentive bonuses on a before-tax basis to one or more of six available investment funds.

The Company contributes an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon are 20% vested for each year of service, with full vesting occurring after 5 years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce Company matching contributions. Participant contributions and earnings thereon are fully vested at all times.

Effective January 1, 1994, in accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions has been limited to $150,000 and highly compensated employees are limited to 5% participant contributions and 2.5% Company matching contributions.

              Horace Mann Supplemental Retirement and Savings Plan

1.  General Plan Information (continued)

Participant Accounts and Benefits

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan investment earnings. The benefit to which a given participant is entitled is the benefit that can be provided from that participant's vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 1,844 and 1,876 participants at December 31, 1995 and 1994, respectively. At December 31, 1995 and 1994, the number of participant subaccounts in the respective investment funds were as follows:

                                         1995         1994
                                      -------------------------

          Fixed Fund                    1,485         1,422

          Growth Fund                   1,214         1,007
          Balanced Fund                   977           848
          Income Fund                     168           134
          Short-Term Investment Fund       67            53

          HMEC Common Stock Fund          515           488


Transfers and Withdrawals

Participants may transfer all or a portion of their account balance between the various investment funds on a monthly basis. Participant's withdrawals as allowed under the Plan are permitted on a monthly basis.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested.

              Horace Mann Supplemental Retirement and Savings Plan

2.  Investments

Trust Agreement

All plan assets are held in trust by American National Bank and Trust Company of Chicago, pursuant to a trust agreement. The assets of the Plan are currently deposited in three participant-directed investments: a group annuity contract with Horace Mann Life Insurance Company ("HMLIC", a subsidiary of HMEC), one of four divisions of a separate account of HMLIC or an HMEC Common Stock Fund.

Group Annuity Contract

Plan participants may invest in a fixed interest rate guaranteed value group annuity contract with HMLIC ("Fixed Fund"). Plan assets invested in this contract are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The market value of the group annuity contract is approximately equal to contract value.

The actual credited interest rate on the group annuity contract for the years ended December 31, 1995 and 1994 was as follows:


                                                        1995       1994
                                                     ---------------------
          Actual credited interest rate                 7.4%       7.0%


The minimum guaranteed annual interest rate per the group annuity contract is 4.5%. The actual credited rate may be reset by HMLIC with 30 days advance notice, but is generally changed once at the beginning of each Plan year. Beginning January 1, 1996, the actual crediting rate was changed to 7.25%.

Separate Account

A separate account has been established by HMLIC for the purpose of separately investing Plan assets in one or more of four corresponding mutual funds ("Growth Fund", "Balanced Fund", "Income Fund", and "Short-Term Investment Fund", collectively "the Horace Mann Funds"). The investment in the separate account is stated at market value. The investments of the underlying mutual funds are primarily common stocks, U.S. Government and corporate bonds and short-term commercial paper. The common stocks and bonds are presented

              Horace Mann Supplemental Retirement and Savings Plan

2.  INVESTMENTS (CONTINUED)

at market value, based on quoted market prices, and the short-term commercial paper is presented at cost, which approximates market value.

The units owned by the Plan through its investment in the separate account and unit values of each of the Horace Mann Funds at December 31, 1995 and 1994 were as follows:

                                       1995                     1994
                              ------------------------------------------------
Division                      UNITS OWNED  UNIT VALUE  UNITS OWNED  UNIT VALUE
- ------------------------------------------------------------------------------

Growth Fund                     620,386      $21.66      495,019      $17.64
Balanced Fund                   566,811       18.00      493,270       15.26
Income Fund                      30,717       13.03       23,179       12.02
Short-Term Investment Fund        4,567       10.00        4,079       10.08

Total average annualized returns for each of the Horace Mann Funds were as follows:

                     -----------------------------------------------------
                           1 YEAR           PERIOD ENDED DECEMBER 31, 1995
                     -----------------------------------------------------
                     1995        1994              5 YEARS   10 YEARS

Growth Fund          33.67%      (.35)%            17.20%    13.61%
Balanced Fund        27.12      (1.12)             13.84     11.90
Income Fund          14.93      (2.21)              8.40      8.84
Short-Term
  Investment Fund     5.25       3.89               4.17      5.57

              Horace Mann Supplemental Retirement and Savings Plan

2.  INVESTMENTS (CONTINUED)

The composition of the underlying investments in each the Horace Mann Funds at December 31, 1995 and 1994 was as follows:

                                                             1995    1994
                                                          -----------------
Horace Mann Growth Fund:
  Common and preferred stock                                 97%      97%
  Cash and short-term investments                             3        3

Horace Mann Balanced Fund:
  Common and preferred stock                                 65%      64%
  U.S. and foreign government and agency obligations         25       19
  Corporate bonds/notes                                       7       12
  Cash and short-term investments                             3        5

Horace Mann Income Fund:
  U.S. and foreign government and agency obligations         70%      50%
  Corporate bonds/notes                                      26       42
  Cash and short-term investments                             4        8

Horace Mann Short-Term Investment Fund:
  U.S. and foreign government and agency obligations        100%     100%


HMEC COMMON STOCK FUND

The Plan's HMEC Common Stock Fund at December 31, 1995 and 1994 consisted of a pooled investment in 99,715 shares and 100,905 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at market value of $31.25 and $21.25 per share, respectively.


Total average annualized returns for investments in the HMEC Common Stock Fund were as follows:


          1 Year
    ------------------     Since inception
     1995         1994     (November, 1991)
    ------------------     ----------------
     49.2%       (14.0)%         15.6%


3.  ADMINISTRATIVE EXPENSES

The Company pays all administrative costs for the operation of the Plan and related trust, which consist primarily of trustee, audit and legal fees. The investment results of the separate account are net of investment and operating expenses charged by Horace Mann Funds. Minimal brokerage and commission fees for the purchase of HMEC common stock are paid directly by the Trustee from the HMEC Common Stock Fund.

4. INCOME TAX STATUS

The Plan has received a determination from the Internal Revenue Service that the Plan has met the provisions of the Internal Revenue Code ("the Code") as being exempt from federal income tax.

The Plan is organized in accordance with section 401(k) of the Code. Participants are not subject to federal income tax on amounts contributed to the Plan, or on earnings attributable to such contributions, until such time as these amounts are either distributed to or withdrawn by the participants.

                            Supplemental Schedules

              Horace Mann Supplemental Retirement and Savings Plan

                           Assets Held for Investment

                               December 31, 1995


 Number
of Shares                                                           Contract or
 or Units       Name                                   Cost         Market Value
- --------------------------------------------------------------------------------
    N/A        Horace Mann Life Insurance
                 Company Group Annuity Contract        $38,700,668  $38,700,668

620,386        Horace Mann Growth Fund                  12,469,629   13,437,556
566,811        Horace Mann Balanced Fund                 9,368,362   10,202,604
 30,717        Horace Mann Income Fund                     398,925      400,245
  4,567        Horace Mann Short-Term Investment Fund       47,176       45,669

 99,715        Horace Mann Educators
                 Corporation Common Stock                2,345,168    3,116,090
                                                       ------------------------
                                                       $63,329,928  $65,902,832
                                                       ========================

              Horace Mann Supplemental Retirement and Savings Plan
                            Reportable Transactions

                          Year Ended December 31, 1995

                                                                   Purchase    Selling     Number of    Cost of    Net Gain
Identity of Party Involved       Description of Asset                Price      Price    Transactions    Asset     or (Loss)
- -----------------------------------------------------------------------------------------------------------------------------
Fixed Fund                       Group Annuity Contract(1)       $5,418,800          --        55       $5,518,800        --
Horace Mann Life Insurance                                               --  $3,294,834        16        3,294,834        --
  Company (HMLIC)

Growth Fund                      Horace Mann Growth Fund(1)       3,480,005          --        33        3,480,005        --
HMLIC Separate Account                                                   --     796,694        18          779,289   $17,405

Balanced Fund                    Horace Mann Balanced Fund(1)     2,247,758          --        36        2,247,758        --
HMLIC Separate Account                                                   --     889,975        20          871,832    18,143

Income Fund                      Horace Mann Income Fund(1)         173,715          --        31          173,715        --
HMLIC Separate Account                                                   --      73,889        16           74,003      (114)

Short-Term Investment Fund       Horace Mann Short-Term
HMLIC Separate Account             Investment Fund(1)                27,786          --        27           27,786        --
                                                                         --      23,129        15           22,844       285

HMEC Common Stock Fund           Horace Mann Educators Corp.
                                   Common Stock(1)                  444,632                    18          444,632        --
                                                                         --     535,182         6          461,679    73,503

(1) Party-in-interest investment which is not prohibited investment under ERISA rules and regulations.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date 26 June 1996                    HORACE MANN SUPPLEMENTAL RETIREMENT
    -------------                                       AND SAVINGS PLAN

                                                     /s/ Kathryn E. Karr
                                                     ---------------------------
                                                     Kathryn E. Karr
                                                     Plan Administrator
                                                     Secretary Employee Benefits
                                                          Administration

                                    EXHIBITS

23.  Consent of Independent Auditors